Mail Stop 4561
                                                            September 4, 2018

Aditya Sharma
Chief Executive Officer
Crosscode, Inc.
17285 74th Avenue North
Maple Grove, MN 55311

       Re:    Crosscode, Inc.
              Amendment No. 6 to Registration Statement on Form S-1 Filed August 13, 2018
              Amendment No. 7 to Registration Statement on Form S-1 Filed August 14, 2018
              File No. 333-223073

Dear Mr. Sharma:

      We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 6, 2018 letter. References to page numbers are for amendment number 7 to Form S-1, which was labeled as amendment 6 to Form S-1, filed on August 14, 2018.

General

1. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2. Please clarify on the prospectus cover page and elsewhere whether your primary offering will be done concurrent with the secondary offering. To the extent the two offerings will be concurrent, please add a risk factor addressing the possibility that the secondary
 Aditya Sharma
Crosscode, Inc.
September 4, 2018
Page 2

       offering could adversely impact your ability to raise funds in your best efforts primary offering.

Risk Factors

Our business is dependent upon continued market acceptance by consumers, page
20

3.     Please define the term "strong demand" used here and on page 35.

Key Milestones, page 33

4. We note your revised disclosure in response to prior comment 4; however, you have not provided a definition of your sales pipeline. Also, we note that you "closed"
       approximately $500,000 in customer contracts. Please revise your disclosure to define the term "sales pipeline" and to clarify what constitutes a closed customer contract.

Financial Statements

As of March 31, 2018 and 2017

Notes to Financial Statements

5. Please include disclosure regarding your ability to continue as a going concern. We refer you to ASC 205-40-50.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 47

6. We note your response to prior comment 8. Please revise to disclose the facts relied upon for the exemption under Section 4(a)(2) of the Securities Act, as required by Item
       701(d) of Regulation S-K, for the non-affiliates. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information.
 Aditya Sharma
Crosscode, Inc.
September 4, 2018
Page 3

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                                                         Sincerely,

                                                         /s/ Barbara C. Jacobs

                                                         Barbara C. Jacobs
                                                         Assistant Director
                                                         Office of Information
Technologies
                                                         and Services

cc:    Matheau J. W. Stout, Esq.